EXHIBIT 12.1 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31

	2002	2001	2000	1999	1998

	(in millions, except ratios)
		Restated

Earnings

Income (Loss) Before Federal Income Tax,
Extraordinary Loss, and Cumulative Effect of Accounting Principle Change	$ 610.9	$ 766.6	$ 826.7	$ (165.5)	$ 920.2
Fixed Charges	180.3	189.0	197.1	155.2	138.3

Adjusted Earnings	$ 791.2	$ 955.6	$ 1,023.8	$ (10.3)	$ 1,058.5

Fixed Charges

Interest and Debt Expense	$ 162.4	$ 169.6	$ 181.8	$ 137.8	$ 119.9
Amortization of Deferred Debt Costs	3.3	7.1	2.4	2.4	3.3
Portion of Rents Deemed Representative of Interest	14.6	12.3	12.9	15.0	15.1

Total Fixed Charges	$ 180.3	$ 189.0	$ 197.1	$ 155.2	$ 138.3

Ratio of Earnings to Fixed Charges	4.4	5.1	5.2	(0.1)	7.7